

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2021

Andrew Rolfe
Chief Executive Officer
TB SA Acquisition Corp
Park Avenue Tower
65 East 55th Street, 19th Floor
New York, New York 10022

> **Re: TB SA Acquisition Corp**
> **Registration Statement on Form S-1**
> **Filed February 12, 2021**
> **File No. 333-253086**

Dear Mr. Rolfe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed February 12, 2021

Risk Factors
Our warrant agreement will designate the courts of the State of New York or the United States District Court..., page 82

1. Please expand your disclosure to describe any additional risks or other impacts on warrant holders, such as increased costs to bring a claim.

Signatures, page II-5

2. Please include the signature of the principal accounting officer or controller, as required by Instruction 1 to the Signatures in Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at 202-551-3636 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Chris Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Christian O. Nagler, Esq.